Press Information

January 22, 2016

Philips and consortium led by GO Scale Capital terminate Lumileds transaction

Parties withdraw CFIUS filing and terminate agreement, because of inability to resolve CFIUS’ unforeseen concerns
Philips is engaging with other parties that have expressed an interest in the Lumileds business
Termination of the agreement does not impact Philips’ separation process

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that Philips and GO Scale Capital have terminated the agreement pursuant to which the consortium led by GO Scale Capital would acquire an 80.1% interest in Lumileds.

Despite the extensive efforts of Philips and GO Scale Capital to mitigate the concerns of the Committee on Foreign Investment in the United States (CFIUS), regulatory clearance has not been granted for this particular transaction.

”I am very disappointed about this outcome as this was a very good deal for both Lumileds and the GO Scale Capital-led consortium. This outcome does not, however, impact the fundamentals of the Lumileds business,” said Frans van Houten, CEO of Royal Philips. “Lumileds is a highly successful supplier of lighting components to the general illumination, automotive and consumer electronics markets with a strong customer base. We will now engage with other parties that have expressed an interest in exploring strategic options for Lumileds to pursue more growth and scale.”

Frans van Houten added: “I would like to extend my appreciation to GO Scale Capital for having been a deeply committed partner to Philips during the transaction process.”

Lumileds has operations in more than 30 countries and employs approximately 8,800 employees worldwide. In 2015, it generated sales of approximately USD 2 billion.

The termination of the transaction with GO Scale Capital does not involve a break fee nor impact the separation process of the remaining Lighting business from Royal Philips, which is being pursued as an independent transaction.

Philips will continue to report the Lumileds business as discontinued operations.
For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Leandro Mazzoni
Philips Investor Relations
Phone: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.